Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders



Nuveen California Municipal Market Opportunity Fund, Inc.
33-34221
811-06081

A special meeting of shareholders was held in the offices of Nuveen Investments on October 12, 2007, at this meeting shareholders were asked to vote on a new Investment
Management Agreement.

Voting results for the new investment management agreement are as follows:

<c>To approve a new investment management agreement
 <c>Common and MuniPreferred shares voting together as a class
   For
                4,107,563
   Against
                     89,605
   Abstain
                   263,546
   Broker Non-Votes
                1,315,249
      Total
                5,775,963

Proxy materials are herein incorporated by reference to the SEC filing on August 22, 2007, under Conformed Submission Type DEF 14A, accession number 0000950137-07- 012826.